February 10, 2006

MAIL STOP 3561

via U.S. mail and facsimile

Bruce Hollingshead, President
Cascade Technologies Corp.
Suite #358 - 255 Newport Drive
Port Moody BC, CANADA

Re:      Cascade Technologies Corp.
Form SB-2, Amendment 4 filed January 12, 2006
File No. 333-124284

Dear Mr. Hollingshead:

	We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Bruce Hollingshead, President

Table of Contents
1. There are no page numbers in the prospectus consistent with the table.


Executive Compensation
2. The alignment of the information in the table should be corrected.
It is not possible to relate any of the information to the headings.
3. Update the 2004 date.

Our Business
4. We reissue comment number six of our letter dated December 8, 2005. Please name both the supplier and the country.
5. Clarify that all agreements with suppliers in China are verbal only and disclose the principle terms of the agreements. Please clarify any differences among them.

Our Products and Services
6. Please clarify the following sentence from the second paragraph of this section by expressly stating whether you will source the products directly from the named companies, from their authorized franchise distributors or from a different source: "We intend to source products from over 100 different manufacturers around the world."
7. Above the table at the end of this section please clarify whether or not any of the listed companies is your supplier.

Financial Statements
8. Please align the financial statements correctly.
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. Provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Angela Halac at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

      Sincerely,



      John Reynolds
      Assistant Director
      Office of Emerging Growth Companies

cc:  Adam Shaikh
      By facsimile (702) 549-2265
Bruce Hollingshead, President
Cascade Technologies Corp.
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February 10, 2006